April 27, 2006
Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	PepsiCo, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed February 27, 2006 File No. 001-1183
Dear Mr. Ohsiek:
We are responding to your letter dated April 11, 2006. Our responses follow each of your numbered comments (shown in boldface type).
Form 10-K for Fiscal Year Ended December 31, 2005
General
1.	We note from public media sources that you may have operations in and sales into Cuba, Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in, or ties to, Cuba, Iran, Sudan or Syria. Please describe your operations in, and ties to, these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, Sudan and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

Mr. George F. Ohsiek, Jr.
April 27, 2006
Page 2.
PepsiCo has limited business connections in Syria, Sudan and Iran and, although we obtained a limited license to do so, we do not conduct any business in Cuba. We do not believe that these activities present a material risk to our shareholders, whether analyzed on a quantitative or a qualitative basis. From a quantitative standpoint, our aggregate net sales to these countries, which consist almost exclusively of beverage concentrate sales to independent non-government bottlers pursuant to trademark license agreements, constitute less than 0.1% of PepsiCo’s total net sales. The aggregate assets of PepsiCo and its subsidiaries in these countries total less than US$150,000 and consist exclusively of assets of a small branch office of a foreign subsidiary in Iran. This office employs one professional and two support staff (none of whom are U.S. Persons) and provides services to our foreign subsidiaries engaged in the above referenced licensing/selling activity.

From a qualitative standpoint, we believe it is important to recognize that we sell food and beverage items. In addition, we believe all of our activities conform to all applicable laws and licensing regimes, including those administered by the Office of Foreign Assets Control (“OFAC”) and the Bureau of Industry and Security (“BIS”). As you point out in your letter, various states and institutions have taken a variety of positions with respect to investments in companies having business interests in various countries. The rules adopted or under consideration by these entities are not uniform. In a number of cases the applicable rules list various factors that decision makers should or may consider in making their investment decisions, including the nature of the business being conducted and whether the issuer has obtained an OFAC license or has ties to any of the governments of these countries. We do not work with the governments of the designated countries other than as necessary to preserve our trademarks. Although the U.S. government has designated these countries as state sponsors of terrorism, it has not prohibited all business dealings in these countries. The U.S. regulatory regime permits the sale of food in these countries, subject, in some cases, to licensing requirements. We believe a reasonable investor would understand the difference between the sale of food which is permitted and the sale of equipment or arms that could be used to support terrorism or repression. However, we remain sensitive to the concerns of our investors and will continue to monitor investor sentiment and activity in this area as we do on a routine basis in many other areas and will take these and any future comments from the Commission into consideration in preparing our future filings.
2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their

Mr. George F. Ohsiek, Jr.
April 27, 2006
Page 3.
state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Harvard University, Stanford University, Yale University, Dartmouth College, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba, Iran, Sudan and Syria. Please also address the impact of any regulatory compliance programs you have implemented in connection with business in Cuba, Iran, Sudan and Syria, and any internal risk assessment undertaken in connection with business in those countries.

Please see our response to Question 1 above with respect to our materiality analysis.

With respect to regulatory compliance programs, PepsiCo and its subsidiaries regularly review their activities in respect of Syria, Sudan and Iran and their compliance with the licensing and other regulatory requirements administered by OFAC and other government entities (and with the terms of the specific OFAC licenses we have obtained where required) on a continuous basis with outside U.S. based counsel well qualified in this area. In addition, our in house counsel based in Dubai (himself a non-U.S. Person) is charged with training in this area and monitors our business dealings in respect of these countries. PepsiCo believes it is in compliance with all applicable rules and regulations and does not believe its continuing ability to comply with these rules and regulations presents a material risk to its business, operations or financial performance.
Item 7. Management’s Discussion and Analysis, page 18
Our Financial Results, page 43
Net Revenue and Operating Profits, page 45
3.	Your presentation of “Division operating profit” and “Division operating profit margin” represent non-GAAP measures. In future filings please provide alongside these measures the disclosures required by Item 10(e) of Regulation S-K. Please ensure your disclosures justify the usefulness of presenting these measures outside of the context of the SFAS 131 required reconciliation. Refer to Question and Answer 21 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at www.sec.gov).

In future filings, including the Form 10-Q for the quarter ended March 25, 2006, we will provide the disclosures required by Item 10(e) of Regulation S-K. We

Mr. George F. Ohsiek, Jr.
April 27, 2006
Page 4.
will ensure our disclosures justify the usefulness of presenting these measures outside of the context of the SFAS 131 required reconciliation.
Our Liquidity, Capital Resources and Financial Position, page 55
Credit Facilities and Long-Term Contractual Commitments, page 57
4.	Please revise your tabular disclosure of contractual commitments in future filings to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to an understanding of your cash requirements. Refer to SEC Release No. 33-8350.

In future filings of our Annual Report on Form 10-K, we will revise our tabular disclosure of contractual commitments to include estimated interest payments on our debt. A footnote to the table will provide appropriate disclosure regarding how we estimate the interest payments.
Item 8. Financial Statements and Supplementary Data, page 58
Consolidated Statements of Cash Flows, page 59
5.	In future filings please omit the subtotal captioned “Net change in operating working capital.”

Although we believe the caption provides useful information to the reader of our financial statements, in future filings, including the Form 10-Q for the quarter ended March 25, 2006, we will omit the subtotal captioned “Net change in operating working capital”.
Consolidated Balance Sheets, page 61
6.	In future filings please omit the subtotal for cash and cash equivalents and short-term investments.

Although we believe the subtotal provides more transparency of our liquid assets, in future filings, including the Form 10-Q for the quarter ended March 25, 2006, we will omit the subtotal for cash and cash equivalents and short-term investments from our consolidated balance sheet.

Mr. George F. Ohsiek, Jr.
April 27, 2006
Page 5.
Notes to Consolidated Financial Statements, page 63
Note 2. Our Significant Accounting Policies, page 67
7.	In light of your disclosure in Note 1 regarding various reclassifications between cost of sales and selling, general and administrative expenses, please revise your disclosures in future filings to clarify the types of expenses included in cost of sales and types of expenses included in selling, general and administrative expenses. For example, clarify whether purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs are included in cost of sales or selling, general and administrative expenses.

We will, in future filings, including the Form 10-Q for the quarter ended March 25, 2006, clarify the types of expenses included in cost of sales and selling, general and administrative expenses.
Item 9A. Controls and Procedures, page 98
8.	Please revise your future disclosures regarding your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form 10-K accordingly.

As we discussed with Adam Phippen on April 19, 2006, in future filings, including the Form 10-Q for the quarter ended March 25, 2006, we will provide the following disclosures: “As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”

Mr. George F. Ohsiek, Jr.
April 27, 2006
Page 6.
In addition, we hereby confirm that our disclosures regarding the effectiveness of our disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, and therefore are not planning to amend our Form 10-K for the fiscal year ended December 31, 2005.
Pursuant to your request, PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PepsiCo may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information or have any questions regarding responses 3 through 7, please call me at (914) 253-3406. Questions regarding responses 1, 2 and 8 should be directed to Robert E. Cox, Vice President and Deputy General Counsel, at (914) 253-3281.
Sincerely,
/s/ Peter A. Bridgman
     Senior Vice President and Controller

cc:	A. Phippen — Staff Accountant
R. Manuel — Staff Accountant
S. S Reinemund — Chairman and Chief Executive Officer, PepsiCo, Inc.
I. K. Nooyi — President and Chief Financial Officer, PepsiCo, Inc.
M. T. Gallagher — Vice President and Assistant Controller, PepsiCo, Inc.
A. C. Martinez — Chairman, PepsiCo, Inc. Audit Committee
PepsiCo, Inc. Disclosure Committee
L. A. Leva — KPMG LLP